James W. McKenzie, Jr.

Partner

+1.215.963.5134

james.mckenzie@morganlewis.com

October 28, 2019

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:	Gregory Dundas
Attorney Adviser

Re:	Ocugen, Inc.
Registration Statement on Form S-3
Filed October 7, 2019
File No. 333-234127

Dear Mr. Dundas:

On behalf of our client, Ocugen, Inc. (the “Company”), we are responding to the comments to the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated October 18, 2019 to Shankar Musunuri, Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Registration Statement on Form S-3 referred to above (the “Registration Statement”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses.  The page references appearing in the headings and the Staff’s comments below are references to the Registration Statement. The page references in the text of the Company’s responses to the Staff’s comments are references to Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being filed herewith.

Forms S-3 filed October 7, 2019

Exclusive Jurisdiction for Certain Actions, page 81

1.                                      According to your disclosure on page 81, your sixth amended and restated certificate of incorporation identifies the Delaware Court of Chancery, as a general matter, as the sole and exclusive forum for, among other claims, any derivative action brought on the company’s behalf. We also note the risk factor on page 66, which notes that there will be a similar provision in your amended and restated bylaws, which apparently have not yet been filed, providing in addition that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. Please revise your disclosure on page 81 to reflect the current provisions, including this anti-waiver provision. In addition, revise to state clearly whether this exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with federal securities law and the rules and regulations thereunder. Finally, please revise to incorporate by reference the new articles and bylaws once they are filed.

Response:

The Company has revised the disclosure on page 81 of the Amended Registration Statement to state that this provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Company has also revised the risk factor on page 66 of the Amended Registration Statement to include this disclosure.

The Company’s previous reference to its amended and restated bylaws in the risk factor on page 66 of the Registration Statement was in error and should have referenced the Company’s sixth amended and restated certificate of incorporation.  The Company has accordingly revised the risk factor on page 66 of the Amended Registration Statement.

Important Information Incorporated by Reference, page 83

2.                                      We note that the accountant’s consent filed as exhibit 23.1 refers to “the report dated June 14, 2019, with respect to the consolidated financial statements of Ocugen, Inc. (“Old Ocugen”) included in the Registration Statement (Form S-4 No. 333-232147).” However, it does not appear that those financial statements have been either provided in the current Form S-3 or incorporated by reference to the Form S-4. Moreover, it appears that inasmuch as “Old Ocugen” was the accounting acquirer in the recent reverse acquisition with Histogenics, Inc., and the company whose operations are ongoing in the new combined entity, those financial statements should be included in the current registration statement. Please revise or advise.

Response:

It is correct that Old Ocugen was the accounting acquirer in the recent reverse acquisition transaction and is the company whose operations are ongoing in the new combined entity. Accordingly, the Company has revised the disclosure on page 83 of the Amended Registration Statement to incorporate by reference its Registration Statement on Form S-4 (File No. 333-

232147), which includes the audited consolidated financial statements of Old Ocugen at December 31, 2018 and 2017, and for the years then ended, as well as the report with respect thereto, dated June 14, 2019, of Old Ocugen’s independent registered public accounting firm.

We hope the foregoing have been responsive to the Staff’s comments.  If you have any questions, please feel free to contact me at (215) 963-5134 or Jacquelynne Hamilton at (215) 963-5056.

Very truly yours,

James W. McKenzie, Jr.

JWM

cc:                                Celeste Murphy, Legal Branch Chief